SIDLEY AUSTIN LLP 555 CALIFORNIA STREET SUITE 2000 SAN FRANCISCO, CA 94104 +1 415 772 1200 +1 415 772 7400 FAX AMERICA • ASIA PACIFIC • EUROPE

September 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Suzanne Hayes
Jeff Gabor
Sasha Parikh
Tracey Houser

Re:	Outset Medical, Inc.
Registration Statement on Form S-1
Filed August 21, 2020
File No. 333-248225

Ladies and Gentlemen:

On behalf of our client, Outset Medical, Inc. (“Outset” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 3, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 filed on August 21, 2020 (the “Registration Statement”). Concurrently with this letter, we are transmitting via EDGAR for filing with the Commission an amendment to the Registration Statement on Form S-1 (the “Amendment No. 1”). For the Staff’s reference, we are also providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Amendment No. 1 and a copy marked to show all changes from the version filed with the Commission on August 21, 2020.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the Amendment No. 1.

Registration Statement on Form S-1 filed August 21, 2020

15. Subsequent Events, page F-62

1.	Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-62 of Amendment No. 1 to address this comment.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 9, 2020

* * * *

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 9, 2020

If you have questions with respect to Amendment No. 1 or the response set forth above, please direct the questions to me at (415) 772-1276 or frahmani@sidley.com.

Sincerely,

/s/ Frank F. Rahmani

Frank F. Rahmani

Sidley Austin LLP

cc:	Leslie Trigg, President, Chief Executive Officer and Director
John L. Brottem, General Counsel
Rebecca Chambers, Chief Financial Officer
Robert A. Ryan, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Nathan Ajiashvili, Latham & Watkins LLP
Brian Cuneo, Latham & Watkins LLP